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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         Resource Asset Investment Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    761196104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [X]   Rule 13d-1(b)
               [ ]   Rule 13d-1(c)
               [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5 pages


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CUSIP NO.  761196104
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Keefe Managers, Inc. /  13-3610107

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                               (a) [ ]
                                                                         (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY
------- ------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

----------------- ----- --------------------------------------------------------
                  5     SOLE VOTING POWER   267,800

   NUMBER OF
     SHARES       ----- --------------------------------------------------------
  BENEFICIALLY    6     SHARED VOTING POWER          0
    OWNED BY      ----- --------------------------------------------------------
      EACH        7     SOLE DISPOSITIVE POWER   267,800
   REPORTING
     PERSON
      WITH        ----- --------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER     0

------- ------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        267,800

------- ------------------------------------------------------------------------
10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                                   [ ]


------- ------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        4.3%

------- ------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA, CO

------- ------------------------------------------------------------------------

                               Page 2 of 5 pages


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Item 1.        (a) Name of Issuer:

                           Resource Asset Investment Trust

               (b) Address of Issuer's Principal Executive Offices:

                           1845 Walnut Street, 10th Floor
                           Philadelphia, PA 19103

Item 2.        (a) Name of Person Filing:

                           Keefe Managers, Inc.

               (b) Address of Principal Business Office or, if none, Residence:

                           375 Park Avenue, 23rd Floor
                           New York, NY 10152

               (c) Citizenship:

                           Delaware corporation

               (d) Title of Class of Securities:

                           Common Stock

               (e) CUSIP Number:

                           761196104

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

               (a)  [ ]  Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).
               (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
                         (15 U.S.C. 78c).
               (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).
               (d)  [ ]  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
               (e)  [X]  Investment adviser in accordance with section
                         240.13d-1(b)(1)(ii)(E).
               (f)  [ ]  Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

                               Page 3 of 5 pages

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               (g)  [ ]  Parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
               (h)  [ ]  Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
               (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
               (j)  [ ]  Group, in accordance with section
                         240.13d-1(b)(1)(ii)(J).

Item 4.        Ownership:

               (a)    Amount Beneficially Owned:    267,800 *

               (b)    Percent of Class:     4.3% *

               (c)    Number of Shares as to which the person has:

                      (i)   sole power to vote or direct the vote   267,800 *

                      (ii)  shared power to vote or direct the vote  0

                      (iii) sole power to dispose or direct the disposition of
                            267,800 *

                      (iv)  shared power to dispose or direct the disposition
                            of  0

                      * Amounts previously reported did not include the shares as to which Rainbow Managers, LLC, ("RM"), a Registered Investment Advisor and an affiliate of Keefe Managers, Inc., ("KMI"), had sole power to vote or direct the vote or to dispose or direct the disposition. RM no longer has such power with respect to any shares.

Item 5.        Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

                      Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

                      Not Applicable

                               Page 4 of 5 pages


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Item 8.        Identification and Classification of Members of the Group:

                      Not Applicable

Item 9.        Notice of Dissolution of Group:

                      Not Applicable

Item 10.       Certification

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature
---------
                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   Keefe Managers, Inc.


                                                   BY: /s/ Harry V. Keefe, Jr.
                                                       -------------------------
                                                       Harry V. Keefe, Jr.
                                                       Chairman

Date:   February 7, 2000




                               Page 5 of 5 pages